COMPASS
GROUP

RECEIVED
2007 JUL 11 P 2:52

By Air Mail

29 June 2007

Office of International Corporate Finance
Securities and Exchange Commiss[redacted]
450 Fifth Street, N.W
Washington, D.C. 20549
United States

07025142

SUPPL

Ladies And Gentlemen

Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Compass Group PLC, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

PROCESSED
JUL 16 2007
THOMSON FINANCIAL

I NEWS RELEASES

None in this reporting period.

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. Notification from Compass Group PLC relating to major interests in its shares held by Templeton Global Advisers Limited (June 18, 2007).

2. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (June 21, 2007).

3. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (June 22, 2007).

4. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (June 25, 2007).

5. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (June 26, 2007).

Compass Group PLC
Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ
Telephone 01932 573000 Facsimile 01932 569956
Registered in England, Registered Number 4083914, VAT number 466/4777/01

6. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (June 27, 2007).

7. Notification from Compass Group PLC relating to the purchase of 1,250,000 of its own shares for cancellation (June 28, 2007).

8. Notification from Compass Group PLC relating to major interests in its shares held by Templeton Global Advisers Limited (June 29, 2007).

9. Notification from Compass Group PLC relating to the purchase of 1,250,000 of its own shares for cancellation (June 29, 2007).

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None in this reporting period.

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Return by a company purchasing 1,500,000 of its own shares for cancellation (May 9, 2007).

2. Return by a company purchasing 1,500,000 of its own shares for cancellation (May 9, 2007).

3. Return by a company purchasing 1,500,000 of its own shares for cancellation (May 16, 2007).

4. Companies Form No. 88(2) – Return of allotment of 7,970 shares (May 31, 2007).

5. Companies Form No. 88(2) – Return of allotment of 319,530 shares (May 31, 2007).

6. Companies Form No. 88(2) – Return of allotment of 5,000 shares (May 31, 2007).

7. Companies Form No. 88(2) – Return of allotment of 9,850 shares (May 31, 2007).

8. Companies Form No. 88(2) – Return of allotment of 850 shares (May 31, 2007).

9. Companies Form 288b – Resignation of Tim Mason as secretary of Compass Group PLC (May 31, 2007).

10. Companies Form No. 88(2) – Return of allotment of 595 shares (June 1, 2007).

11. Companies Form No. 88(2) – Return of allotment of 216,500 shares (June 1, 2007).

12. Companies Form No. 88(2) – Return of allotment of 3,000 shares (June 1, 2007).

13. Companies Form No. 88(2) – Return of allotment of 358,375 shares (June 1, 2007).

14. Companies Form No. 88(2) – Return of allotment of 1,850 shares (June 1, 2007).

15. Companies Form 288a – Appointment of Mark White as secretary of Compass Group PLC (June 1, 2007).

16. Companies Form No. 88(2) – Return of allotment of 518,330 shares (June 1, 2007).

17. Companies Form No. 88(2) – Return of allotment of 4,810 shares (June 1, 2007).

18. Companies Form No. 88(2) – Return of allotment of 471 shares (June 1, 2007).

19. Companies Form No. 88(2) – Return of allotment of 1,850 shares (June 1, 2007).

20. Companies Form No. 88(2) – Return of allotment of 56,310 shares (June 1, 2007).

21. Companies Form No. 88(2) – Return of allotment of 137,060 shares (June 13, 2007).

22. Companies Form No. 88(2) – Return of allotment of 68,495 shares (June 13, 2007).

23. Companies Form No. 88(2) – Return of allotment of 79,650 shares (June 13, 2007).

24. Companies Form No. 88(2) – Return of allotment of 67,860 shares (June 13, 2007).

25. Companies Form No. 88(2) – Return of allotment of 14,860 shares (June 13, 2007).

26. Companies Form No. 88(2) – Return of allotment of 25,925 shares (June 13, 2007).

27. Companies Form No. 88(2) – Return of allotment of 199,467 shares (June 13, 2007).

28. Companies Form No. 88(2) – Return of allotment of 6,075 shares (June 13, 2007).

Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the information constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the undersigned on +44 (0)1932 573159.

Yours sincerely

Andrew V Derham
Deputy Company Secretary

Enclosures

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. Notification from Compass Group PLC relating to major interests in its shares held by Templeton Global Advisers Limited (June 18, 2007).

2. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (June 21, 2007).

3. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (June 22, 2007).

4. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (June 25, 2007).

5. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (June 26, 2007).

6. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (June 27, 2007).

7. Notification from Compass Group PLC relating to the purchase of 1,250,000 of its own shares for cancellation (June 28, 2007).

8. Notification from Compass Group PLC relating to major interests in its shares held by Templeton Global Advisers Limited (June 29, 2007).

9. Notification from Compass Group PLC relating to the purchase of 1,250,000 of its own shares for cancellation (June 29, 2007).

Regulatory Announcement

RECEIVED

2007 JUL 11 P 2:52

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Go to market news section

Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	14:17 18-Jun-07
Number	5451Y

RNS Number:5451Y
Compass Group PLC
18 June 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Compass Group Plc

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

Disclosure and Transparency Rules (Transparency Provision 7)

3. Full name of person(s) subject to the notification obligation:

Templeton Global Advisors Limited

4. Full name of shareholder(s) (if different from 3.):

Bank of New York
Citibank
Euroclear
HSBC Bank Plc
JP Morgan Chase Bank
Mellon Bank
Merrill Lynch Intl. Ltd.
Royal Trust Corp. of Canada
State Street Bank

5. Date of the transaction and date on which the threshold is crossed or reached if different):

14 June 2007

6. Date on which issuer notified:

15 June 2007

7. Threshold(s) that is/are crossed or reached:

6%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
Ordinary of GBP.1 ISIN: GB0005331532	152,151,835	7.52%

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rig	
	Direct	Direct	Indirect	Direct	Indir
Ordinary of GBP.1 ISIN: GB0005331532			138,636,535		6.93%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
138,636,535	6.93%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

....

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Robert Rosselot
Assistant Secretary, Franklin Resources, Inc

15. Contact telephone number:

954-847-2285

Annex Notification Of Major Interests In Shares (XVI)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Templeton Global Advisors Limited

Contact address (registered office for legal entities):

Templeton Building, Lyford Cay
P.O. Box N 7759
Nassau, Bahamas

Phone number:
800-239-3894

Other useful information (at least legal representative for legal persons):

B: Identity of the notifier, if applicable (xvii)

Full name:

Franklin Resources, Inc.

Contact address:

500 East Broward Blvd., Suite 2100 Fort Lauderdale, FL 33394-3091

Attn: Robert Rosselot
Assistant Secretary

Phone number:

954-847-2285

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

Templeton Global Advisors Limited is an indirect wholly owned subsidiary of Franklin Resources, Inc.

C: Additional information :

END

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Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:12 21-Jun-07
Number	8208Y

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 21 June 2007 it purchased for cancellation 500,000 ordinary shares at a price of 358.6900 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

END

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Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:09 22-Jun-07
Number	9085Y

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 22 June 2007 it purchased for cancellation 750,000 ordinary shares at a price of 359.7400 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

END

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Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:24 25-Jun-07
Number	9891Y

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 25 June 2007 it purchased for cancellation 750,000 ordinary shares at a price of 357.2200 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

END

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Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:27 26-Jun-07
Number	0783Z

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 26 June 2007 it purchased for cancellation 750,000 ordinary shares at a price of 355.5700 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:12 27-Jun-07
Number	1642Z

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 27 June 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 350.0100 pence per share from Morgan Stanley .

Enquiries

Justin Besley   Compass Group PLC   01932 573 000

END

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Regulatory Announcement

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RECEIVED

2007 JUL 11 P 2:52

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:34 28-Jun-07
Number	2655Z

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 28 June 2007 it purchased for cancellation 1,250,000 ordinary shares at a price of 349.1000 pence per share from Morgan Stanley .

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

END

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Regulatory Announcement

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RECEIVED

2007 JUL 11 P 2:52

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	15:52 29-Jun-07
Number	3619Z

RNS Number:3619Z
Compass Group PLC
29 June 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

COMPASS GROUP PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (x)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

TEMPLETON GLOBAL ADVISORS LIMITED

4. Full name of shareholder(s) (if different from 3.):

BANK OF NEW YORK

CITIBANK

EUROCLEAR

HSBC BANK PLC

JP MORGAN CHASE BANK

MELLON BANK

MERRILL LYNCH INTL. LTD.

ROYAL TRUST CORP. OF CANADA

STATE STREET BANK

5. Date of the transaction and date on which the threshold is crossed or reached if different):

26 JUNE 2007

6. Date on which issuer notified:

28 JUNE 2007

7. Threshold(s) that is/are crossed or reached:

BELOW 6%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction Number of shares	Number of voting Rights
ORDINARY OF GBP.1	138,636,535	6.93%
ISIN GB0005331532		

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rig	
	Direct	Direct	Indirect	Direct	Indir
ORDINARY OF GBP.1			118,283,655		5.94

ISIN
GB0005331532

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
118,283,655	5.94%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

END

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Regulatory Announcement

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RECEIVED

2007 JUL 11 P 2:52

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:16 29-Jun-07
Number	3881Z

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 29 June 2007 it purchased for cancellation 1,250,000 ordinary shares at a price of 344.6800 pence per share from Morgan Stanley .

Enquiries

Justin Besley Compass Group PLC 01932 573 000

END

Close

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None in this reporting period.

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Return by a company purchasing 1,500,000 of its own shares for cancellation (May 9, 2007).

2. Return by a company purchasing 1,500,000 of its own shares for cancellation (May 9, 2007).

3. Return by a company purchasing 1,500,000 of its own shares for cancellation (May 16, 2007).

4. Companies Form No. 88(2) – Return of allotment of 7,970 shares (May 31, 2007).

5. Companies Form No. 88(2) – Return of allotment of 319,530 shares (May 31, 2007).

6. Companies Form No. 88(2) – Return of allotment of 5,000 shares (May 31, 2007).

7. Companies Form No. 88(2) – Return of allotment of 9,850 shares (May 31, 2007).

8. Companies Form No. 88(2) – Return of allotment of 850 shares (May 31, 2007).

9. Companies Form 288b – Resignation of Tim Mason as secretary of Compass Group PLC (May 31, 2007).

10. Companies Form No. 88(2) – Return of allotment of 595 shares (June 1, 2007).

11. Companies Form No. 88(2) – Return of allotment of 216,500 shares (June 1, 2007).

12. Companies Form No. 88(2) – Return of allotment of 3,000 shares (June 1, 2007).

13. Companies Form No. 88(2) – Return of allotment of 358,375 shares (June 1, 2007).

14. Companies Form No. 88(2) – Return of allotment of 1,850 shares (June 1, 2007).

15. Companies Form 288a – Appointment of Mark White as secretary of Compass Group PLC (June 1, 2007).

16. Companies Form No. 88(2) – Return of allotment of 518,330 shares (June 1, 2007).

17. Companies Form No. 88(2) – Return of allotment of 4,810 shares (June 1, 2007).

18. Companies Form No. 88(2) – Return of allotment of 471 shares (June 1, 2007).

19. Companies Form No. 88(2) – Return of allotment of 1,850 shares (June 1, 2007).

20. Companies Form No. 88(2) – Return of allotment of 56,310 shares (June 1, 2007).

21. Companies Form No. 88(2) – Return of allotment of 137,060 shares (June 13, 2007).

22. Companies Form No. 88(2) – Return of allotment of 68,495 shares (June 13, 2007).

23. Companies Form No. 88(2) – Return of allotment of 79,650 shares (June 13, 2007).

24. Companies Form No. 88(2) – Return of allotment of 67,860 shares (June 13, 2007).

25. Companies Form No. 88(2) – Return of allotment of 14,860 shares (June 13, 2007).

26. Companies Form No. 88(2) – Return of allotment of 25,925 shares (June 13, 2007).

27. Companies Form No. 88(2) – Return of allotment of 199,467 shares (June 13, 2007).

28. Companies Form No. 88(2) – Return of allotment of 6,075 shares (June 13, 2007).

G

169

Return by a company purchasing its own shares

CHWP000

Please do not write in this margin

Pursuant to sec[illegible]69 of [illegible]ompanies A[illegible]

Plea[illegible] in th[illegible] For HM[illegible] Customs use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* Insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ord[illegible]	[illegible]nary
Number of shares purchased	500,000	[illegible]	[illegible]
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	27.04.07	30.04.07	01.05.07
Maximum prices paid § for each share	354.9750p	357.2400p	359.1978p
Minimum prices paid § for each share	354.9750p	357.2400p	359.1978p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,357,064.00
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 26,790.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 9/5/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (11/06)

General Section

Post room

Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Comp[illegible]

Please [illegible] in the space below. For HM Revenue & Custo[illegible]

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

[illegible]l use

Compa[illegible]umber: 40839[illegible]

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

£27120

Shares were purchased by the company under section 162 of th[illegible] [illegible]ove A[illegible] follows:

Class of shares	Ordinary	Ordinary	[illegible]
Number of shares purchased	500,000	500,000	500,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	02.05.07	03.05.07	04.05.07
Maximum prices paid § for each share	357.8500p	364.4470p	362.4600p
Minimum prices paid § for each share	357.8500p	364.4470p	362.4600p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,423,785.00
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 27,120.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 9/5/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey, Surrey, KT16 9BQ

For official Use (11/06)

General Section

Post room

..efore this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G 169

Return by a company purchasing its own shares

CHWP000

RECEIVED
2007 JUL 11 P 2:53
OFFICE OF [illegible] CORPORATE F[illegible]

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
408[illegible]

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	500,000	500,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	08.05.07	09.05.07	10.05.07
Maximum prices paid § for each share	365.2500p	363.9000p	366.1500p
Minimum prices paid § for each share	365.2500p	363.9000p	366.1500p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,476,500.00
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 27,385.00

Please do not write in the space below. For H[illegible] C[illegible]

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 16/5/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey, Surrey, KT16 9BQ

For official Use (11/06)

General Section	Post room

Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

Companies House
— for the record —

88(2)

RECEIVED

2007 JUL 11 P 2:53

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	09	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	7970		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 7,970
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 31/05/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number DDI: 01932 574225

Companies House

for the record

RECEIVED

2007 JUL 11 P 2:51

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	09	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	319530		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 319,530
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 31/05/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
for the record

RECEIVED
2007 JUL 11 P 2:53

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	09	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5000		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details		Shares and share class allotted	
Name	PERSHING KEEN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address	PARTICIPANT ID 601 MEMBER ACCOUNT HGCF	ORDINARY	5,000
	CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON		
UK Postcode	E14 2BH		
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 31/05/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

RECEIVED

2007 JUL 11 P 2:53

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	10	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	9850		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 9,850
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 31/05/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
— for the record —

RECEIVED

2007 JUL 11 P 2:53

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	850		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED	Class of shares allotted	Number allotted
Address		
PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1	ORDINARY	850
CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON		
UK Postcode E14 5LB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 31/05/07

A director / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number

DDI: 01932 574225

DSG DATACARE SOFTWARE GROUP

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 4083914

Company Name in full Compass Group PLC

	Day	Month	Year
Date of termination of appointment	3 1	0 5	2 0 0 7

as director [ ] as secretary [✓] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Timothy Charles

Surname: Mason

	Day	Month	Year
†Date of Birth			

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 01.06.07

(** serving director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andrew V Derham
Compass Group PLC, Compass House, Guildford Street, Chertsey,
England, KT16 9BQ Tel
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form May 2004

Companies House
for the record

RECEIVED
2007 JUL 11 P 2:53

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16 05 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	595		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: MRS ANNA SCHWARTZ Address: ST ANDREWS CLOSE, STOURBRIDGE, WEST MIDLANDS UK Postcode: DY8 2LR	Class of shares allotted: ORDINARY	Number allotted: 595
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 01/06/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
- for the record -

88(2)

Return of Allotment of Shares

RECEIVED
2007 JUL 11 P 2 53
OFFICE OF ... CORPORATE ...

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	18	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	216500		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 216,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 01/06/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
	Day Month Year	Day Month Year
	18 05 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3000		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 3,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 01/06/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
for the record

RECEIVED
2007 JUL 11 P 2:53
OFFICE OF ... CORPORATE ...

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	18	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	358375		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: VIDACOS NOMINEES LIMITED	Class of shares allotted	Number allotted
Address: PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1, CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON	ORDINARY	358,375
UK Postcode E14 5LB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 01/06/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1850		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: PERSHING KEEN NOMINEES LIMITED Address: PARTICIPANT ID 601 MEMBER ACCOUNT HGCF CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 1,850
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 01/06/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number

DDI: 01932 574225

288a

DSG DATACARE SOFTWARE GROUP

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

RECEIVED 2007 JUL 2

Company Number 4083914

Company Name in full Compass Group PLC

	Day	Month	Year
Date of appointment	0 1	0 6	2 0 0 7
†Date of Birth			

Appointment form

Notes on completion appear on reverse.

Appointment as director [ ] as secretary [✓] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: *Honours etc:

Forename(s): Mark Jonathan

Surname: White

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: Hawthorn House, 2 Wards Drive, Sarratt

Post town: Rickmansworth Postcode: WD3 6AE

County / Region: Hertfordshire Country: England

†Nationality: †Business occupation:

†Other directorships (additional space overleaf):

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature [signature] **Date** 01.06.07

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 01.06.07

(**a director ~~/ secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Andrew V Derham
Compass Group PLC, Compass House, Guildford Street, Chertsey,
England, KT16 9BQ Tel
DX number DX exchange

Companies House receipt date barcode

Form May 2004

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Company Number 4083914

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.

- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant

- a parent company which wholly owned the company making the return, or

- another wholly owned subsidiary of the same parent company.

Companies House
for the record

RECEIVED
2007 JUL 11 P 2

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	25	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	518330		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: VIDACOS NOMINEES LIMITED	Class of shares allotted	Number allotted
Address: PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1	ORDINARY	34,920
CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON	ORDINARY	252,275
UK Postcode E14 5LB	ORDINARY	45,960
Name: VIDACOS NOMINEES LIMITED	Class of shares allotted	Number allotted
Address: PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1	ORDINARY	185,175
CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON		
UK Postcode E14 5LB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 01/06/07

A ~~director~~ / secretary / ad~~ministrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
	Day Month Year	Day Month Year
	25 05 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4810		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED Address PARTICIPANT ID 601 MEMBER ACCOUNT HGCF CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY ORDINARY	Number allotted 3,700 1,110
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed MJWalsh Date 01/06/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
for the record

RECEIVED
2007 JUL 11 P 2:54

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	23	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	471		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name MRS SUSAN BONIFACE Address 22 ROACH STREET, BLACKFORD BRIDGE, BURY, LANCS UK Postcode BL9 9TA	Class of shares allotted ORDINARY	Number allotted 353
Name MRS SAENG CHRISTIE Address 98 CORNHILL TERRACE, ABERDEEN UK Postcode AB16 5EW	Class of shares allotted ORDINARY	Number allotted 118
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 01/06/07

A ~~director~~ / secretary / ad~~ministrator / administrative~~ receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number DDI: 01932 574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
Day Month Year	22 05 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1850		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name: PERSHING KEEN NOMINEES LIMITED Address: PARTICIPANT ID 601 MEMBER ACCOUNT HFCF CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 1,850
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 01/06/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ
DDI: 01932 574225

DX number

Companies House
for the record

RECEIVED

2007 JUL 11 P 3:54

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	22	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	56310		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	ORDINARY	56,310
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed __________ **Date** 01/06/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
for the record

88(2)

RECEIVED **Return of Allotment of Shares**

2007 JUL 11 P 2:54

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day 05 Month 06 Year 2007	Day Month Year

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	137060		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: VIDACOS NOMINEES LIMITED	Class of shares allotted	Number allotted
Address: PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1, CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON	ORDINARY	137,060
UK Postcode E14 5LB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 13/6/07

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst,
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
for the record

88(2)

RECEIVED

2007 JUL 11 P 2:04

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	05	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	68495		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: VIDACOS NOMINEES LIMITED	Class of shares allotted	Number allotted
Address: PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1	ORDINARY	68,495
CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON		
UK Postcode E14 5LB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed: [signature] Date: 13/6/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst,
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number: DDI: 01932 574225

Companies House
for the record

88(2)

RECEIVED

Return of Allotment of Shares

2007 JUL 11 P 2:51

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	06	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	79650		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1	ORDINARY	79,650
CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON		
UK Postcode E14 5LB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 13/6/07

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number DDI: 01932 574225

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day	From Month	From Year	To Day	To Month	To Year
	05	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	67860		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: VIDACOS NOMINEES LIMITED	Class of shares allotted	Number allotted
Address: PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1	ORDINARY	67,860
CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON		
UK Postcode E14 5LB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 13/6/07

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / rece~~iver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
for the record

88(2)

RECEIVED

2007 JUL 11 P 2:51

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	31	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	14860		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: VIDACOS NOMINEES LIMITED	Class of shares allotted	Number allotted
Address: PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1	ORDINARY	14,860
CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON		
UK Postcode E14 5LB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 13/6/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	31	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	25925		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: PERSHING KEEN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address: PARTICIPANT ID 601 MEMBER ACCOUNT HGCF	ORDINARY	25,000
CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON	ORDINARY	925
UK Postcode E14 2BH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 13/6/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst,
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number DDI: 01932 574225

Companies House
for the record

88(2)

RECEIVED

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	30 05 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	199467		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1	ORDINARY	187,467
CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON	ORDINARY	2,500
UK Postcode E14 5LB	ORDINARY	9,500
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 13/6/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst,
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	30	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	6075		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name MS LOUISE MILES Address 25 CLIFTON STREET, ST ALBANS, HERTS UK Postcode AL1 3RY	ORDINARY	750
Name MR NICOLAS BARON Address 14 NEWMARKET RISE, LLWYN ONN PARK, WREXHAM, CLWYD UK Postcode LL13 0CL	ORDINARY	455
Name MRS LAURA D JOHNS Address 6 RELOWTH ROAD, POLGOOTH, ST AUSTELL, CORNWALL UK Postcode PL26 7BG	ORDINARY	119
Name MRS KAREN ELIZABETH MUSHING Address 29 WESTHILL AVENUE, PLAINMOOR, TORQUAY UK Postcode TQ1 4LH	ORDINARY	2,262
Name MRS JEAN C ROURKE Address 38 THORNTREE DRIVE, NEWCASTLE UPON TYNE UK Postcode NE15 7AR	ORDINARY	2,489

Please enter the number of continuation sheets (if any) attached to this form

Signed MJ Worch Date 13/6/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst,
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number DDI: 01932 574225

END